PROSKAUER ROSE LLP	1585 BROADWAY NEW YORK, NY 10036-8299 TELEPHONE 212.969.3000 FAX 212.969.2900	BOCA RATON BOSTON LONDON LOS ANGELES NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON

Peter M. Fass Member of the Firm Direct Dial 212-969-3445

January 22, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Michael McTiernan

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc. SEC#333-117367 CIK#1296884 Response to January 18, 2008 comment letter

Dear Mr. McTiernan:

This firm represents Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company” or “REIT”) in connection with its application to amend its registration statement. In furtherance thereof, we are submitting this letter to respond to the comments and requests in your letter, dated January 18, 2008 (the “Comment Letter”) and to indicate the changes that have been made in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 12 to the Registration Statement (“Amendment No. 2”) that was filed on January 22, 2008 with the SEC.

In addition, the Company requests acceleration of the effective date of the pending registration statement in the attached acceleration request letter, dated January 22, 2008 (Attachment No. 1).

The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses. The page numbers referred to in your comments track the page numbers in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 12 to the Registration Statement, and the page numbers referred to in the Company’s responses track the page numbers in Amendment No. 2.

PROSKAUER ROSE LLP

January 22, 2008

The revisions to the Registration Statement in Amendment No. 2 incorporate the comments and requests in your Comment Letter.

1.
Please revise the use of proceeds table on pages 6 and 64 such that "amount available for investment" reflects the gross offering proceeds minus the offering expenses. In addition, please revise the latter half of the table to reflect the amount actually available for investment in properties after deduction of acquisition fees, expenses and working capital reserves.

RESPONSE:

The use of proceeds table on pages 5 and 68 have been revised pursuant to the comment above and your conversation with Peter Fass.

2.	Please provide a summary of your current portfolio in the summary section.

RESPONSE:

A table summarizing the REIT’s current portfolio has been added to the summary section of Amendment No. 2 on page 8.

3.
Please update your occupancy, average rent and, with respect to your retail and office properties, lease expiration information to the nine months ended September 30, 2007 or a more recent date. In addition, please also include such data for 2006 to the extent you owned the property prior to December 31, 2006.

RESPONSE:

The updated information requested in the comment above has been incorporated in the “Real Property Investments” section beginning on page 103.

Regards,

/s/ Peter M. Fass

Peter M. Fass

PROSKAUER ROSE LLP

January 22, 2008

January 22, 2008

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20001

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc. (“REIT”)

Gentlemen:

In connection with the amended registration statement of the REIT being declared effective, the REIT acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT, INC. (“REIT”)

By: /s/ Jenniffer Collins
Jenniffer Collins,
Interim Chief Financial Officer